December 28, 2007

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C.  20549

RE:

iMergent, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2007

Filed September 5, 2007

Definitive Proxy Statement on Schedule 14A

Filed October 24, 2007

File No. 001-32277

Letter dated November 29, 2007

Dear Mr. Kronforst:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 29, 2007 relating to the Form 10-K of iMergent, Inc. (the “Company”) for the fiscal year ended June 30, 2007 filed on September 5, 2007 and the Company’s Definitive Proxy Statement on Schedule 14A filed on October 24, 2007.

In this letter, we have recited the comments from the Staff in bold type and have followed the comments with the Company’s responses.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K and Definitive Proxy Statement.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1.

We note that you are currently involved in litigation with the State of California which may require you to register under the SAMP Act in order to engage in certain sales in California. Please advise as to what percentage of your revenue is derived from sales in the State of California and how you considered the disclosures required by Item 303(a) of Regulation S-K with respect to whether your reported financial information, in light of the litigation, may not necessarily be indicative of future operating results or of your future financial condition. See Instruction No. 3 to Item 303(a) of Regulation S-K.

As disclosed in our Form 8-K dated September 5, 2007, during the year ended June 30, 2007, California and North Carolina combined represented approximately 14 percent of our revenue.  Instruction No. 3 to Item 303(a) of Regulation S-K indicates that the “discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.”  On September 5, 2007, concurrent with the filing of our annual report on Form 10-K, management issued guidance for the upcoming fiscal year 2008 on Form 8-K, indicating revenue growth of 15 percent to 20 percent over fiscal 2007 results contingent upon marketing in California and North Carolina.  We then stated that California and North Carolina combined represented approximately 14 percent of revenue.  When considering instruction No. 3 to Item 303(a) of Regulation S-K, we determined that without the ability to market in California and North Carolina, our future operating results and future financial condition would not be materially different from our previously reported operating results and financial condition as we would have the ability to redeploy those resources to different locations and achieve similar operating results.  We believe that we provided adequate and meaningful information in both Item 3 - Legal Proceedings within our annual report on Form 10-K for the year ended June 30, 2007 and our Form 8-K dated September 5, 2007 related to the potential impact of legal proceedings in California and North Carolina.

However, in response to the Staff’s comment above, we will include disclosure of the percentage of our revenue that is derived from sales in the states of California and North Carolina in management’s discussion and analysis in future filings.

Item 8. Financial Statements and Supplementary Data

Management’s Annual Report on Internal Control Over Financial Reporting, page 42

2.

Your management report on internal control over financial reporting should contain a statement that your registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308(a) of Regulation S-K has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

In response to the Staff’s comment above, we will include the following sentence in our future reports on internal control over financial reporting:

Tanner LC, an independent registered public accounting firm, has issued an attestation report on the Company’s internal control over financial reporting.  Their report is included below in the section titled, “Report of Independent Registered Public Accounting Firm on Internal Controls over Financial Reporting.”

Notes to Consolidated Financial Statements

Note 7. Commitments and Contingencies

Legal Proceedings, page 63

3.

We note your disclosures regarding your various legal preceedings. Please tell us how you considered the disclosures required by paragraphs 9 and 10 of SFAS 5 for each litigation matter.

Paragraph 9 of SFAS 5 requires “disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued may be necessary for the financial statements not to be misleading.”  In note 2(i) to our consolidated financial statements for the year ended June 30, 2007, we disclosed “the Company has recorded a liability of approximately $388,000 and $595,000 as of June 30, 2007 and June 30, 2006, respectively, for estimated losses resulting from various legal proceedings against the Company.” We believe this disclosure meets the requirements of paragraph 9 of SFAS 5 as we disclose both the nature and the amount of the accrual relating to the various legal proceedings.  The specifics of the various legal proceedings are then discussed in detail in note 7.

Paragraph 10 of SFAS 5 contains additional disclosure requirements, “when there is at least a reasonable possibility that a loss or an additional loss may have been incurred,” to disclose “an estimate of the possible loss or range of loss or state that such an estimate cannot be made.”  In general, the legal proceedings brought against us are homogeneous in nature.    We have a history of settlements in cases similar to those disclosed in our Form 10-K, as such, we believe that we are able to estimate the potential loss without developing potential ranges.  We do not disclose the potential loss or range of loss on an individual case basis as the cases are similar in nature and as it would be detrimental to our negotiations in the specific cases.

Consequently, we believe the disclosures in our Form 10-K for the year ended June 30, 2007 comply with the requirements of SFAS 5.

Note 13. Quarterly Financial Information (unaudited), page 67

4.

Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data.

As we have disclosed in our Forms 10-K and Forms 10-Q, trends in cost of revenue will not always be consistent with the trends in revenue due to the fact that cost of revenue is typically recognized at the time of sale and no later than the expiration of the customer’s three-day cancellation period, but the related revenue is often deferred in accordance with SOP 97-2.  Consequently, we have historically not included a gross profit subtotal in our statements of operations because we do not believe that gross profit is a meaningful measure for the users of our financial statements.  SEC Staff Accounting Bulletin No. 103, Topic 6(G)(1)(a) Question 2 states that “companies in specialized industries should present summarized quarterly financial data which are most meaningful in their particular circumstances.”  We believe that income from operations is the most meaningful financial measure for our particular circumstance.

However, in order to respond to the Staff’s comment above, we will provide disclosure in future filings which will include cost of sales and enable the users of the financial statements to compute gross profit as described in SEC Staff Accounting Bulletin No. 103 Topic 6(G)(1)(a) Question 3.

An example of our proposed prospective presentation is set forth below:

13.

Quarterly Financial Information (unaudited)

	Year ended June 30, 2007
	For the three months ended
	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
	(Dollars in thousands, except per share data)
Revenue	$29,009	$35,675	$42,636	$44,297
Cost of product and other revenues	9,208	11,375	12,850	13,462
Selling and marketing	12,752	15,331	19,408	19,086
General and administrative	4,308	3,833	4,102	5,228
Research and development	234	253	371	385
Income from operations	2,507	4,883	5,905	6,136
Total other income	1,381	1,632	1,745	2,498
Income before income taxes	3,888	6,515	7,651	8,634
Income tax benefit (provision)	(1,560)	5,188	(2,953)	(3,361)
Net income	$2,328	$11,703	$4,698	$5,273
Basic net income per common share	$0.19	$0.95	$0.38	$0.43
Diluted net income per common share	$0.18	$0.90	$0.36	$0.41
Weighted-average common shares outstanding:
Basic	12,366,479	12,365,203	12,389,854	12,255,716
Diluted	12,873,789	13,061,113	12,952,954	12,741,282

Item 15. Exhibits, Financial Statements and Schedules, page 70

5.

For documents that are incorporated by reference, please ensure in future filings that the location of all documents incorporated by reference can be determined by referencing the exhibit index. We note that the date the Form 10-K containing your 2003 Equity Incentive Plan was filed is omitted.

In response to the Staff’s comment above, we will include the following information in our future filings:

EXHIBIT INDEX

Exhibit		Incorporated by Reference			Filed
No.	Exhibit Description	Form	Date	Number	Herewith

10.5	2003 Equity Incentive Plan	10-K	9/10/2004	10.11

Signatures, page 70

6.

Form 10-K must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. See General Instruction D to Form 10-K and amend your Form 10-K accordingly.

Mr. Robert M. Lewis is both our Principal Financial Officer and our Principal Accounting Officer.  His signature is included in our Form 10-K for the year ended June 30, 2007.  All future filings will identify Mr. Robert M. Lewis as both our Principal Financial Officer and Principal Accounting Officer.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 6

7.

You provide minimal discussion and analysis of your policies and procedure for dealing with transactions with related persons. Your future filings should describe in detail your policies and procedures of the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Examples include, among other things, the types of transactions that are covered by such policies and procedures and the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures. See Item 404(b) of Regulation S-K.

The Board’s Audit Committee is responsible for review, approval, or ratification of “related-person transactions” between the Company and related persons.  The Company has adopted policies and procedures that apply to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $10,000, and a related person has a direct or indirect material interest. The Audit Committee has determined that, barring additional facts or circumstances, a related person does not have a direct or indirect material interest in the following categories of transactions:

•

any transaction with another company for which a related person’s only relationship is as an employee (other than an executive officer), director, or beneficial owner of less than 10% of that company’s shares, if the amount involved does not exceed $10,000;

•

any charitable contribution, grant, or endowment by the Company to a charitable organization, foundation, or university for which a related person’s only relationship is as an employee (other than an executive officer) or a director, if the amount involved does not exceed $10,000;

•

compensation to executive officers determined by the Compensation Committee;

•

compensation to directors determined by the Board;

•

transactions in which all security holders receive proportional benefits; and

•

banking-related services involving a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar service.

Transactions involving related persons that are not included in one of the above categories are reviewed by the Audit Committee.  The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.  No reportable transactions occurred during fiscal 2007.

Our future filings will provide expanded discussion and analysis of our policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 15

8.

Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007.  For example, although you provide disclosure relating to the company’s compensation philosophies and objectives, there is minimal discussion and analysis of how the Committee determined specific long-term equity awards and short-term company operating performance bonuses.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving these and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

The Compensation Committee evaluates overall compensation levels for each executive in relation to other executives within the Company and in relation to the executives’ prior year compensation.  The Compensation Committee also considers competing offers made to executive officers, if any.

In determining long-term equity awards to executives, the Compensation Committee considered total equity awards available under the 2003 Equity Incentive Plan, the number of equity awards to be granted to each executive in relation to other executives, the overall compensation objective for each executive, and the number and type of awards to executives in prior years.

The Compensation Committee believes that a significant portion of the executives’ compensation should be based upon Company operating performance and awards bonuses proportionate to those executives which the Compensation Committee determines have the greatest impact on operating performance.  Additionally, the Compensation Committee awards bonuses to executives based upon individual performance within the executive’s responsibilities.

Future filings will provide an expanded analysis of how we arrived at and why we paid each particular level of compensation.  We will attempt to provide complete discussions of the specific factors considered by the Committee in ultimately approving these and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

9.

Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Please refer to our response to comment #8 above.  Future filings will attempt to provide clear disclosure that addresses how each compensation component and our decisions regarding these elements fit into our overall compensation objectives and how the various elements of compensation relate to each other.

10.

We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. You should discuss the specific items of company performance as well as the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulations S-K, which information is noticeably absent from your disclosure here. In this regard, broad statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are generally not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical bonus practice and the incentive parameters set for the relevant fiscal period.

Messrs. Brandon Lewis and Robert Lewis receive a non-discretionary bonus dependent upon the Company’s operating performance, which is based upon the projected operating performance guidance for fiscal 2007 described in our Form 8-K furnished on September 7, 2006.  Mr. Robert Lewis receives a non-discretionary bonus ranging from $2,000 to $12,000 based upon customer service levels reaching 93% to 100%.  Mr. Robert Lewis also receives a non-discretionary bonus ranging from $4,000 to $29,000 based upon customer satisfaction levels reaching 4.0 to 5.0 on a scale of 1 to 5.  Mr. Brandon Lewis receives a non-discretionary monthly bonus which is described in detail on pages 17 and 18 of our Definitive Proxy Statement on Schedule 14A and is based upon profits from sales which are not generated at either a preview or workshop presentation.

Mr. David Rosenvall receives a $131,250 discretionary bonus based upon completion of unspecified engineering projects.  The achievement of these projects is intended to be challenging but attainable and is reasonably assured.  Mr. Robert Lewis receives a $12,000 discretionary bonus based upon the completion of unspecified projects within the accounting, finance, and human resource functions.  The achievement of these projects is intended to be challenging but attainable and is reasonably assured.

Future filings will provide a more detailed quantitative discussion of the terms of the necessary targets to be achieved in order for our executive officers to earn their incentive compensation, such as that set forth above, including the specific items of Company performance as well as the individual objectives used to determine incentive amounts and how our incentive awards are specifically structured around such performance goals and individual objectives.

11.

The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Brandon Lewis’s non-equity incentive plan compensation compared to your other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

As mentioned above, the Compensation Committee evaluates overall compensation levels for each executive in relation to other executives within the Company and in relation to the executives’ prior year compensation.  The Compensation Committee also considers competing offers made to executive officers, if any.  The Compensation Committee awarded Mr. Brandon Lewis non-equity incentive plan compensation based upon the value of Mr. Brandon Lewis’s services in relation to the value of the other executives’ services.  The Compensation Committee also considered the potential compensation Mr. Brandon Lewis could receive at other competing companies and the ability and cost to replace him.

We will attempt in future filings to explain material differences in compensation policies with respect to individual named executive officers and to provide a detailed analysis of how and why the compensation of our highest-paid named executive officer differs from that of the other named executive officers.

12.

You provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Brandon Lewis. See Item 402(b)(2)(vii) of Regulation S-K.

Please refer to our responses to comments #10 and #11 above.  As noted there, future filings will attempt to provide a more detailed discussion and analysis of the effect of individual performance on incentive compensation and how individual performance contributed to actual compensation for the named executive officers.

13.

Future filings should elaborate on the role of Mr. Brandon Lewis in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings.

Mr. Robert Lewis and Mr. David Rosenvall review their compensation packages with Mr. Brandon Lewis annually.  During this review, measures, targets and similar items that affect compensation are discussed and agreed upon.  Mr. Brandon Lewis then provides the recommendations to Mr. Donald Danks who provides the recommendations to the Compensation Committee.

Mr. Brandon Lewis reviews his compensation package with Mr. Donald Danks annually.  During this review, measures, targets and similar items that affect his compensation are discussed and agreed upon.  Mr. Danks then provides the recommendations to the Compensation Committee.  Mr. Danks reviews his own compensation package with the Compensation Committee directly.

Mr. Brandon Lewis does not attend Compensation Committee meetings.

Future filings will elaborate on the role of Mr. Brandon Lewis in compensation processes and his input during the crafting of compensation packages.

As requested, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

Robert Lewis

Chief Financial Officer

iMergent, Inc.